Investor Services
Computershare Trust Company of Canada 100 University Avenue Toronto, Ontario M5J 2Y1 Telephone 1-800-663-9097 www.computershare.com
Canada Australia Channel Islands Hong Kong Germany Ireland New Zealand Philippines South Africa United Kingdom USA

October 29, 2004

Celestica Inc.
1150 Eglinton Avenue East
Toronto, Ontario
M3C 1H7

Dear Sirs:

Subject: Celestica Inc. (the "Corporation")

We confirm that the following English material was sent by pre-paid mail on October 28, 2004 to shareholders whose names appear on the Corporation's Supplemental Mailing List in compliance with current securities legislation requirements.

  1.
  Third Quarter Financial Results ended September 30, 2004

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the Corporation.

Yours truly,

(Signed)
Mariano Salvador
Assistant Account Manager
Client Services
(416) 263-9529 Tel
(416) 981-9800 Fax